Exhibit 99.1

MoneyHero Group Announces Resignation of Director

Hong Kong, May 29, 2026 (ET) – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced that the Company’s Board of Directors (the “Board”) has accepted the resignation of Rohith Murthy from his position as a Director of the Company, effective May 26, 2026.

Steven Teichman, Chairman of the Board, commented: “On behalf of the Board, I would like to thank Rohith for his years of service to MoneyHero. We are grateful for his contributions to the Company and appreciate the dedication he has shown throughout his tenure. We wish him continued success in his next chapter.”

Rohith Murthy added, “Serving MoneyHero has been a privilege. I am proud of what the teams across our markets have built and the progress we have made in strengthening the Company’s foundation for the next phase of growth. I remain confident in MoneyHero’s future, and I wish the Board, the leadership team, and our employees continued success.”

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 300 commercial partner relationships as at December 31, 2025, and had approximately 5.1 million Monthly Unique Users across its platform for the year ended December 31, 2025. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For MoneyHero inquiries, please contact:

Investor Relations: IR@MoneyHeroGroup.com

Media Relations: Press@MoneyHeroGroup.com